SCHEDULE 14A
SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[x] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section
240.14a-11(c) or Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Station Casinos, Inc.

Name of Person(s) Filing Proxy Statement:

UNITE HERE

Payment of Filing Fee (check the appropriate box)

[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii),
14a-6(i)(1), or 14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules
14a-6(i)(4) and 0-11.

NOTICE OF INTENDED PROXY CONTEST OVER SHAREHOLDER PROPOSALS

First released to shareholders  March/__/05

UNITE HERE
1630 S. Commerce St.
Las Vegas, NV 89102
Tel.: (702) 386-5231
Fax: (702) 386-5241

RE: ANNUAL MEETING OF SHAREHOLDERS OF STATION CASINOS, INC.
(NYSE:  STN)
Est. Date:          May 18, 2005
Est. Location:     Las Vegas, NV

STOCKHOLDER PROPOSALS WILL BE PRESENTED TO:

(1) Strengthen shareholder rights by changing a"supermajority" voting provision in the bylaws to simple majority;

(2) Declassify the Board and institute annual election of Directors;
and;

(3) Allow shareholders to vote on the Company's "poison pill" or redeem it.

To Fellow Station Casinos, Inc. Shareholders:

We will be putting three proposals up for a vote at the next shareholders meeting. If you think you might support one of them, then please hold off returning a proxy card to management (unless such card gives you the opportunity to vote on the proposals). Instead, wait until you receive our proxy card containing these proposals.

Station Casinos has been one of the leading performers in the gaming industry. However, we are concerned about the Company's corporate governance practices and restrictions on shareholder rights. We believe the Company's arsenal of anti-takeover devices--a classified board, a stockholder rights plan (or "poison pill"), blank check preferred stock, supermajority voting requirements, golden parachutes, and restrictions on shareholders' ability to call special meetings or act by written consent--serve to potentially entrench management and the Board of Directors from shareholders.

It is our opinion that enhancing shareholder rights at Station
Casinos, rather than maintaining the Company's current entrenchment devices, is the best guarantee to ensure the continuing success of the Company.

Removing the Company's anti-takeover devices is especially important given the unprecedented merger-and-acquisition activity in the gaming industry. In 2004, over $22 billion in gaming deals were announced, and Boyd Gaming completed its $1.4 billion acquisition of Coast Resorts, a major Station Casinos' competitor.

We believe the trend of consolidation among gaming operators is likely to continue a view backed by top gaming industry analysts:

"We believe that the industry could continue to experience consolidation, particularly among the small-cap operators, as the gap between them and the large caps continues to widen." (Lehman Brothers Global Equity Research, "Opportunity Knocks", Aug. 24,
2004)<FN1>
-----------------------------------------------
<FN1>: None of the publications or authors cited  in this proxy statement are participants in this proxy solicitation. We have not requested nor obtained the consent of any of these sources for referring to these materials in our proxy statement.
--------------------------------------------------

"We expect consolidation to continue as smaller operators need scale to compete with the larger casino operators, although we anticipate that the rate of M&A will slow from 2004's torrid pace." (Bear
Stearns Equity Research, "U.S. Gaming: Let the Games Begin",
January, 2005).

"Casino operators remain in a period of strong secular growth but are likely to face momentum concerns as growth slows....In this environment, consolidation will likely become an increasingly important component of growth, which presents both opportunity and risk." (Citigroup Smith Barney Equity Research, "United States, Gaming and Lodging, 2004 Midyear Update: What's Next?" Jun. 18, 2004).

Given this environment, we believe that the Company's current anti-takeover devices provide our Board of Directors and management with too much power to potentially reject offers that may be in the best interests of shareholders.

ACCORDINGLY, WE URGE SHAREHOLDERS TO VOTE FOR OUR
PROPOSALS RECOMMENDING THE BOARD DO THE FOLLOWING:

1. Strengthen shareholder rights by changing a "supermajority" voting provision in the bylaws to simple majority.

2.  Declassify the Board and institute annual election of Directors.

3. Allow shareholders to vote on the Company's "poison pill" or redeem it.

Below is the full text of our proposals, along with supporting statements for each proposal.

1. ESTABLISH SIMPLE MAJORITY VOTING BY SHAREHOLDERS

RESOLVED, that the shareholders of Station Casinos, Inc. urge the Board of Directors to increase shareholder rights by lowering the voting requirement to amend the Company's Restated Bylaws from the current "supermajority" to a simple majority.

Supporting Statement

We believe shareholders' ability to exercise their rights to be fundamental to good corporate governance, including the ability of shareholders to enact bylaw amendments or take other action by a majority of shares outstanding. A simple majority of shareholder votes should be sufficient to mandate changes to the Company's bylaws.

Currently, the Company has a "supermajority" requirement for bylaw amendments (66 2/3% of the outstanding shares). We believe this requirement unduly limit shareholders' influence and role in our company, particularly given the significant insider ownership (more than 20%) of the Company's common stock. The supermajority requirement creates in our view an unreasonably high threshold for outside shareholders to affect fundamental changes to the Company's Restated Bylaws.

We believe the restoration of simple majority rule by shareholders is the first step toward meaningful corporate governance reform at the Company. We urge the Board of Directors to increase shareholder rights and establish simple majority voting by shareholders with respect to amending the Company's Restated Bylaws.

2. INSTITUTE ANNUAL ELECTION OF DIRECTORS

RESOLVED, that shareholders of Station Casinos, Inc. urge the Board of Directors to take necessary steps, in compliance with state law, to declassify the board and institute annual election of directors. The board's new election system shall be instituted in a manner that does not affect the unexpired terms of directors previously elected.

Supporting Statement

Station Casinos' Board of Directors is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on approximately a third of the board each year.

We believe this director classification system is not in the best interests of shareholders because it reduces the accountability of the board to shareholders and is an unnecessary takeover defense. Shareholders should have the opportunity to vote on the performance of the entire Board each year. Replacing the current classification system with annual elections of all directors would give shareholders an opportunity to register their views on the performance of the board collectively and each director individually.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February 2003) looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual director elections) and firm value, though the study did not break out the impact of individual governance practices.<FN 2>

-----------------------------
<FN 2> Of course, commentators and corporate governance experts disagree on the propriety and utility of anti-takeover provisions. Those favoring such provisions note that they increase the board's ability to negotiate terms when an outside investor wishes to acquire control of a company, and sometimes those terms may benefit some or all shareholders. We do not believe this possible benefit outweighs the undemocratic nature of anti-takeover provisions and their potential entrenching effects.

---------------------------------------------------------

Many institutional investors increasingly favor requiring annual elections for all directors. The Council of Institutional
Investors, the California Public Employees' Retirement System, and Institutional Shareholder Services support this reform.

We urge shareholders to demand that Station Casinos, Inc. declassify its Board of Directors and adopt annual director elections.

3.  SHAREHOLDER APPROVAL OF POISON PILLS

RESOLVED, that shareholders of Station Casinos, Inc. urge the Board of Directors to submit the Company's Rights Agreement to shareholders for approval or, if such approval is not granted by a majority vote of shareholders, redeem it, and to seek shareholder approval for extending this "poison pill" or adopting other similar plans in the future.

Supporting Statement

On October 6, 1997, the Company's Board of Directors adopted, without shareholder approval, a "Rights Agreement" (which was last amended on December 1, 1998). The agreement provides that the Board can thwart a potential large bidder (for 15% or more of the Company's stock) by giving all other shareholders additional stock for each share owned. <FN 3>

-----------------------------------------------------------
<FN 3> The Company's latest 10K explains: "On October 6, 1997, we declared a dividend of one preferred share purchase right (a
"Right") for each outstanding share of common stock. *   *   *  Each
Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition."

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The Board adopted this agreement  unilaterally and without seeking prior approval of shareholders. Unless redeemed, the share purchase rights set forth in the Rights Agreement will expire on October 21, 2007, unless the expiration date is extended or the rights are earlier redeemed.

We do not believe the possibility of an unsolicited bid justifies the unilateral implementation of such a device by the board. <FN4


----------------------------------
<FN 4> Current management has many sources of protection from takeovers, rendering a pill unnecessary (in our view) even if such "protection" were deemed desirable. In addition to the three provisions described here, the Company also has golden parachutes for senior executives and Articles provisions requiring a 66.66% supermajority for any merger or sale and allowing the board to issue preferred stock with rights decided by the Board (commonly referred to as a "blank check" provision). Nevada statutes have a series of anti-takeover provisions, NRS 78.378-3793; 78.411-444.

---------------------------------------

Therefore, we urge the board to submit the Rights Agreement to a shareholder vote for approval and not to extend it or adopt other poison pills in the future without first seeking shareholder approval.

According to the 1991 book Power and Accountability by Nell Minow and Robert Monks: "All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders..."

We urge all shareholders to vote FOR this resolution.






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VOTING PROCEDURES:

IF YOU THINK YOU MIGHT SUPPORT ANY OF OUR PROPOSALS,
DO NOT RETURN A PROXY CARD TO MANAGEMENT UNLESS IT
GIVES YOU THE RIGHT TO VOTE ON THE PROPOSAL.  YOU SHOULD
INSTEAD WAIT UNTIL YOU RECEIVE OUR PROXY CARD. We cannot release our proxy card until after management announces what else will be up for a vote this year including the names of the nominees for director so that you can direct us how to vote your stock on such matters. That means you probably will not receive our proxy card until after you receive management's card. In corporate elections, simply submitting a new proxy card with a later date on it revokes your prior card. A proxy vote may be revoked any time prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person. If management provides you a card which does not list these proposals, then by returning it you may be giving management discretion to vote against these proposals.

We intend to solicit at least a majority of the voting power of the outstanding stock. The record date for eligibility to vote will be announced by the Board in its proxy statement, but based on past dates, it will fall in late February. We do not have a candidate we intend to support against the incumbent board's nominees, nor will we seek any discretionary voting authority for the meeting (meaning that we will vote all proxy cards strictly as you direct, and if matters come up on which you have not given us instructions, we will not vote your shares on those matters. The board election and these proposals are the only matters we believe will come up for a vote at the meeting this year.) These proposals are non-binding recommendations to the Board (the Board lawfully can disregard a majority shareholder vote in favor of such proposals). We incorporate by reference all other information concerning the board of directors and voting procedures contained in management's last proxy statement at pages 1-8. More current information will be contained in the proxy statement you will receive from the Company in the next few weeks.


INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The participants in this solicitation will be UNITE HERE, its research analyst Chris Bohner, Culinary Workers Union Local 226 (a UNITE HERE affiliate commonly known as "The Culinary") and its research analyst Ken Liu. All have offices at the above address. UNITE HERE represents approximately 440,000 active members and more than 400,000 retirees throughout North America. UNITE HERE owns 262 shares of Station Casino, Inc. common stock. UNITE HERE and its affiliates have engaged in shareholder solicitations on corporate governance issues at several companies over the past decade.

Station Casino Inc.'s workforce is not unionized. The Culinary, which represents approximately 50,000 employees of Las Vegas resorts in collective bargaining, has an ongoing organizing drive at Station properties in Las Vegas. Neither UNITE HERE nor the Culinary have undertaken picketing or boycott activities against the Company. We do not seek your support in labor matters, and do not believe that enactment of the proposals would have any impact on such matters. The proposals and UNITE HERE's proxy cards will be presented at the meeting regardless of any developments in such matters.

UNITE HERE and the Culinary will bear all solicitation costs
(anticipated at $10,000) and will not seek reimbursement from the Company. They will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. They will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.